Exhibit 21.1

List of Subsidiaries

Names of the Subsidiaries	Place of Incorporation
Hong Kong Takung Art Company Limited	Hong Kong, Special Administrative Region of China
Hong Kong MQ Group Limited	Hong Kong, Special Administrative Region of China
Takung Cultural Development (Tianjin) Co., Ltd	China
NFT Digital Technology Limited	New York, United States of America
NFT Exchange Limited	Wyoming, United States of America
Metaverse Digital Payment Co., Limited	Hong Kong, Special Administrative Region of China